EXHIBIT 99.2

Engages SLR on Environmental Baseline Program

MANITOBA, CAN, December 15, 2021 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd (Nasdaq: LITM) (“Snow Lake” or the “Company”), is pleased to update its stakeholders on its continuing progress of executing on its path towards commercial lithium production.

Snow Lake Lithium has engaged SLR Consulting Canada ( https://www.slrconsulting.com ) to conduct the Environmental Baseline Studies. This is the first step in progressing the environmental permitting process required for full scale commercial mining and production at the Snow Lake Lithium mine. SLR provides world-leading advisory, environmental, and engineering consulting services to address the unique challenges faced by the mining and minerals industry.This is a critical step on the path to achieving a fully permitted operation that is congruent with the highest standards of Environmental, Social and Governance (ESG) to which Snow Lake is committed.

Stephan Theben, Managing Principal and Mining Sector Lead for SLR Canada commented “SLR is uniquely positioned with its strong mining sector experience to facilitate and manage the environmental baseline process for Snow Lake Lithium. It gives us an additional modicum of satisfaction to know that we are working on an environmental strategy for a project that will be setting the industry standard for excellent performance in their environmental commitments while producing a raw material that will directly contribute to the global ambition of zero carbon.”

CEO of Snow Lake Lithium Philip Gross commented “SLR will be ensuring that we are fully compliant with all our environmental aspirations and commitments. They will be providing a critical path towards fully permitting North America’s first fully renewable, carbon neutral, electric lithium mine and help us establish the benchmark for responsible mining in the 21st century.”

About SLR

SLR is a global leader in environmental and advisory solutions, with a team of 1,800 talented professionals delivering advice and support from a network of offices in Europe, North America, Asia-Pacific and Africa.

www.SnowLakeLithium.com
Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

With the increasing importance of environmental and related matters, SLR's focus on environmental know-how, combined with strategic business acumen, offers an attractive proposition for both clients and professionals.

Working on diverse and challenging projects, SLR specializes in the oil and gas, mining and minerals, infrastructure, built environment, industry, financial services, and power sectors. Operating across 30 technical disciplines, SLR staff delivers on a wide range of both strategic and project-specific issues to a growing base of business, regulatory and government clients.

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium battery mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Thompson Brothers Lithium Project covers a 21,703-acre site that has only been 3% explored and contains an 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to our public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact: IR@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

www.SnowLakeLithium.com
Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8